EXHIBIT 21.1

AVX CORPORATION

SUBSIDIARIES OF THE REGISTRANT

As of March 31, 2016, active significant subsidiaries, all 100% owned directly or indirectly, consist of the following:

1.	AVX Corporation (Delaware)
2.	AVX Tantalum Corporation (Delaware)
3.	AVX Filters Corporation (Delaware)
4.	Elco USA, Inc. (Delaware)
5.	Avio Excelente, S.A. DE C.V. (Mexico)
6.	AVX Industries. Pte. Ltd. (Singapore)
7.	AVX Components DA Amazonia Ltda. (Brazil)
8.	AVX Israel Limited (Israel)
9.	AVX Limited (United Kingdom)
10.	AVX Czech Republic s.r.o. (Czech Republic)
11.	TPC - SAS (France)
12.	Elco Europe GmbH (Germany)
13.	AVX/Kyocera Pt. Ltd. (Singapore)
14.	TPC (Malaysia) Sdn. Bhd. (Malaysia)
15.	AVX Electronics (Tianjin) Co. Ltd. (China)
16.	AVX/Kyocera Asia Ltd. (Hong Kong)
17.	Kyocera Electronic Devices, LLC (Delaware)
18.	American Technical Ceramics Corp (New York)
19.	American Technical Ceramics (Florida), Inc.
20.	AVX Tantalum Asia Corporation (Japan)
21.	AVX Tantalum (Tianjin) Co., Ltd. (China)